EXHIBIT 99.1

Electra Names Paolo Toscano Vice President, Projects and Engineering to Oversee Construction of North America’s First Cobalt Sulfate Refinery

TORONTO, Oct. 29, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the appointment of Paolo Toscano, P.Eng., as Vice President, Projects and Engineering, effective immediately. With more than three decades of experience leading large-scale mining and metals projects across North America, Mr. Toscano will oversee the construction and commissioning of North America’s first cobalt sulfate refinery in Temiskaming Shores, Ontario.

“As Electra looks to accelerate construction of North America’s first cobalt sulfate refinery, we are focused on executing quickly, safely, and with discipline,” said Trent Mell, CEO. “Paolo brings exactly the kind of leadership this phase demands. His combination of technical depth, operational rigor, and ability to unite teams around a common goal will drive the team to bring our refinery into production with the discipline and urgency needed. His track record of delivering complex projects on time and to the highest safety standards are aligned with Electra’s mission to strengthen North America’s critical minerals independence and build a more resilient domestic supply chain.”

Mr. Toscano is an accomplished professional engineer, metallurgist, and mining executive with a record of technical excellence, operational discipline, and strategic leadership. Over the past 30 years, he has directed complex projects from feasibility through construction and operations. Prior to joining Electra, Mr. Toscano served as Senior Vice President, Project Engineering and Construction at Marathon Gold (now Equinox Gold), where he led a multidisciplinary team through construction and into operations at the Valentine Gold Project in Newfoundland and Labrador safely and efficiently.

Previously, Mr. Toscano also held senior roles at Alamos Gold, Ausenco Engineering, New Gold (Rainy River Resources), and SNC-Lavalin, where he advanced major gold and base metal projects through feasibility, design, and construction. His experience includes leading process and metallurgical design for globally recognized projects such as the Eleonore Gold and Paracatu Plant expansions. As Principal Consultant at Toscano Consulting, he has advised mining and engineering firms on project execution strategies, feasibility assessments, and environmental and regulatory compliance, helping clients improve performance and optimize long-term value.

Mr. Toscano holds a Master of Applied Science in Materials Science from the University of Toronto and a Bachelor of Engineering in Metallurgy from McGill University. He is a licensed Professional Engineer (P.Eng.) in Ontario and has been recognized by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) with multiple awards for his contributions to metallurgical innovation and research excellence.

Company Update

Electra also wishes to provide an update on the proposed reverse split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company. At the special meeting of shareholders of the Company held on October 15, 2025, shareholders approved the Reverse Split at a ratio of one (1) post-Reverse Split Common Share for up to three-and-a-half (3.5) pre-Reverse Split Common Shares, as may be determined by the board of directors of the Company (the “Board”) in its sole discretion, if at all. Electra has elected not to proceed with the Reverse Split at this time. Electra remains committed to strengthening its presence in the U.S. capital markets and is committed to the standards of transparency, governance, and financial discipline expected of a Nasdaq-listed issuer.

The Company will continue to monitor market conditions and regulatory requirements and may re-evaluate the split decision if circumstances warrant. The Board retains full discretion to effect the Reverse Split in the future should it determine that doing so is in the best interests of the Company and its shareholders. The Board continues to monitor relevant factors, including market dynamics, capital structure, and long-term objectives.

In accordance with the Company’s Long-Term Incentive Plan approved by shareholders at the annual general meeting on June 24, 2025, Electra has issued 2,669,000 incentive stock options (the “Options”), 179,000 restricted share units (“RSUs”), and 271,000 deferred share units (“DSUs”) to certain directors, officers, employees, and contractors.

These long-term incentive awards are a key element of Electra’s compensation strategy and are designed to retain and motivate high-performing personnel while aligning their interests with those of shareholders. The RSUs will vest in two equal tranches on the first and second anniversaries of the grant date and may be settled in cash or shares at the discretion of the Company. The DSUs will be settled in shares when the holder ceases to serve as a director. The Options are exercisable for three years at today’s closing price of C$1.97 and will vest in two equal tranches on the first and second anniversaries of the grant date. Completion of the incentive grants remains subject to the approval of the TSX Venture Exchange.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including, but not limited to, the potential implementation of the Reverse-Split and timing thereof, and related strategic considerations, receipt of requisite TSXV approval. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.